UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. )*

A. M. CASTLE & CO.

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

148411101

(CUSIP Number)

Joseph R. Huber 2321 Rosecrans Avenue, Suite 3245 El Segundo, California 90245 310-207-8400

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 13, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See §§240.13d-7 for other parties to whom copies are to be sent.

(continued on following pages)

(Page 1 of 7 Pages)

_______

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Huber Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,231,573
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,898,747
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,898,747
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.2%
14	TYPE OF REPORTING PERSON (See Instructions) IA

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Joseph R. Huber
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,231,573
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,898,747
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,898,747
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1. Security and Issuer.

This Schedule 13D relates to the beneficial ownership of Common Stock, $.01 par value per share (the “Common Stock”) of A. M. Castle & Co., a Maryland corporation (the “Issuer”), whose principal place of business is located at 1420 Kensington Road, Suite 220, Oak Brook, Illinois 60523.

Item 2. Identity and Background.

a.	This statement is filed by:

(i)	Huber Capital Management, LLC, a Delaware limited liability company (“HCM”) with respect to the direct voting and dispositive power over the shares of Common Stock held by HCM’s clients, as a result of causing HCM’s clients to acquire such Common Stock pursuant to HCM’s discretionary authority to manage the assets of such clients.

(ii)	Joseph R. Huber with respect to the indirect voting and dispositive power over the shares of Common Stock described in (i) above, as a result of his majority ownership of, and managing member capacity at, HCM.

The foregoing persons are hereinafter collectively referred to as the “Reporting Persons.”

b.	The Reporting Persons’ business address is 2321 Rosecrans Avenue, Suite 3245, El Segundo, California 90245.

c.	The principal occupation of Mr. Huber is his employment as Managing Member, Chief Executive Officer and Chief Investment Officer of HCM.

d.	During the last five years, the Reporting Persons have not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

e.	During the last five years, the Reporting Persons were not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction making the Reporting Persons subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f.	Mr. Huber is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

HCM caused HCM’s clients to acquire the Common Stock held in such client’s accounts using client funds.

Item 4. Purpose of Transaction.

The Common Stock was acquired for investment purposes. The Reporting Persons may cause further acquisitions of additional shares of Common Stock or sales of Common Stock through (i) purchases or sales from time to time in the open market at prices prevailing in the market at the time of such purchases or sales, (ii) privately negotiated transactions at prices which may or may not be related to prices prevailing in the open market at the time of such purchases or sales, or (iii) a combination of open market and privately negotiated transactions.

Such acquisition or sale of additional shares of Common Stock on behalf of the Reporting Persons clients will be, in all cases, subject to the availability of shares at prices deemed by such Reporting Persons to be reasonable and consistent with prudent investment criteria and to general economic circumstances. As prices and economic factors are not expected to be static, there can be no assurances that the Reporting Persons will cause the purchase or sale of any additional shares of Common Stock or that the Reporting Persons will be causing the purchase or sale of additional shares of Common Stock at any given time, nor can there be any prediction regarding the number of shares of Common Stock over which the Reporting Persons will have voting or dispositive power at any given time or from time to time. The Reporting Persons reserve the right to cause the sale or other disposition of any or all of these shares of Common Stock at any time or from time to time.

The Reporting Persons may also engage in any hedging or similar transactions with respect to the Common Stock.

HCM was initially attracted by the Issuer’s niche, high-margin product positioning but concerned about the Issuer’s cost structure and working capital management. The potential normalization of these factors to industry standard levels has long been viewed by HCM as an opportunity to unlock shareholder value; HCM was a patient and passive investor for years, but recent Issuer decisions have caused HCM to reconsider this approach.

First, the Issuer approved the recent acquisition of Tube Supply, paying in HCM’s view a premium price for the seemingly boundless growth potential of a supplier to natural gas “fracking” applications, among others. The acquisition was made at the top of the market, as evidenced by recent revenue trends: revenue at Tube has dropped over 33% in only two quarters, from $59.8 million in the first quarter of 2012 to $39.9 million in the third quarter of 2012.

Second, HCM believes that the Issuer badly miscalculated its ability to tap debt markets to finance the acquisition. During the conference call announcing the Tube Supply transaction, the Issuer representatives left the impression that debt could be issued at a cost in the high single digits. Instead, as a small and unseasoned issuer, the Issuer was forced to pay what HCM believes was an exorbitant 13.7% for term debt at a time of record-low interest rates. Compounding the error in HCM’s view, the Issuer approved the issuance of convertible debt at a conversion price of $10.28 per share that also pays a coupon of 7%, higher than many would have expected of debt without a convertible component. The day after the debt priced, the Issuer’s share price dropped over 30%, representing the destruction of over $88 million of shareholder value. That the convertible debt traded as of November 1, 2012 at more than 140% of par in HCM’s view highlights the enormous transfer of value from shareholders to convertible debtholders as a result of these financing decisions.

Third, on August 31, 2012, the Issuer announced the adoption of a shareholder rights plan (poison pill) with a trigger at 10% of shares outstanding and “grandfather” exception for any person or group owning 10% or more of the company's outstanding shares immediately prior to the adoption of the plan, subject to some ownership restrictions. On September 5, 2012, HCM asked Interim CEO Scott Stephens to convey to the Issuer’s Board of Directors (the “Board”) HCM’s request for an exemption for itself and its clients to the recently enacted poison pill. HCM informed Mr. Stephens that it would like to purchase up to 15% of shares outstanding without triggering the poison pill. On September 18, 2012, HCM was informed by Mr. Stephens that the Board denied its request. On September 27, 2012, HCM sent a letter to the Board requesting that the Board reconsider its decision.

HCM has been a shareholder of the Issuer since 2007. However, the Common Stock of the Issuer currently trades at less than half the value of HCM’s initial purchases even as prospects for the Issuer’s key end markets brighten. As stewards of client capital, HCM seeks to recoup their losses through the purchase of significant additional shares at current depressed prices. HCM believes that the unnecessarily low 10% poison pill threshold unfairly prevents HCM from doing so.

HCM believes that the poison pill, in addition to entrenching existing management and the Board, does not treat all shareholders equally; specifically, there is no reason why those who crossed the 10% threshold prior to the poison pill’s enactment should be able to maintain their holdings at a level denied the rest of the shareholders. This is particularly true of a group of shareholders HCM has identified as the Simpson Holders, who own almost three times the threshold level and have representatives on the same Board that enacted the poison pill and its exemptions for existing holders.

HCM believes that fairness and good governance dictate that HCM be granted an exemption to 15%, a level of shareholding barely more than half of the Simpson Holders.

After HCM’s most recent request, HCM was contacted orally by representatives of the Issuer, who indicated the Board would only grant a waiver if HCM agreed to vote its client’s shares in favor of the Board’s recommendation on all issues and to certain trading restrictions, indicating that these arrangements were necessary to prevent HCM from having ‘undue influence’ over the company. HCM believes that this proposed restriction would be unfair relative to the rights of other shareholders and potentially conflict with HCM’s fiduciary duties as investment adviser to its clients for which HCM has voting authority.

HCM recognizes the Board’s duty and desire to maximize value for all shareholders. In return for an exemption, HCM would be willing to enter into a one-year standstill agreement prohibiting HCM and its clients from making an offer for the remaining outstanding shares of the Issuer.

HCM believes the Board should encourage supportive shareholders to make significant long-term investments in the company and believes that it would be counter to the Issuer’s interests to prevent such investments.

In light of the information above, including the Issuer’s operational missteps and its refusal to date to grant HCM an exemption from the 10% poison pill trigger, the Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to the investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may also at any time reconsider and change their plans or proposals relating to the foregoing matters.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

On behalf of its clients, HCM holds 1,898,747 shares of the Issuer’s Common Stock, equivalent to 8.2% of shares outstanding based on 23,098,184 shares issued and outstanding as reported in the Issuer’s Form 10-Q for the period ended September 30, 2012.

A.	HCM

a.	HCM beneficially owns, on behalf of its clients, 1,898,747 shares of Common Stock, which represents 8.2% of the outstanding Common Stock of the Issuer.

b.	HCM has sole power to dispose, on behalf of its clients, of 1,898,747 shares of Common Stock. HCM also has sole power to vote, on behalf of its clients, 1,231,573 shares of Common Stock. The power to vote the remaining shares rests with the HCM client or clients for whom such shares were acquired.

c.	HCM has purchased, on behalf of its clients, the following shares of Common Stock within the past 60 days:

Transaction Date	Shares/Units Purchased (Sold)	Price per Share/Unit (average price)
9/17/2012	1,000	$12.95
9/24/2012	1,100	$12.11
10/3/2012	14,600	$12.41
10/4/2012	3,000	$12.38
10/5/2012	2,000	$12.18
10/5/2012	50,000	$12.15
10/10/2012	3,910	$12.20
10/15/2012	5,700	$12.47
10/19/2012	10,200	$12.16
10/23/2012	2,700	$12.03
11/7/2012	3,000	$11.92
11/8/2012	5,000	$11.35

d.	Please see (a) above.

e.	Not applicable.

B.	Mr. Huber

a.	Mr. Huber may be deemed to beneficially own 1,898,747 shares of Common Stock, on behalf of the clients of HCM, which represents 8.2% of the outstanding Common Stock of the Issuer.

b.	Mr. Huber may be deemed to have sole power to dispose, on behalf of HCM’s clients, of 1,898,747 shares of Common Stock. Mr. Huber may also be deemed to have sole power to vote, on behalf of HCM’s clients, 1,231,573 shares of Common Stock. The power to vote the remaining shares rests with the HCM client or clients for whom such shares were acquired.

c.	Mr. Huber may be deemed to have purchased, on behalf of the clients of HCM, the following shares of Common Stock within the past 60 days:

Transaction Date	Shares/Units Purchased (Sold)	Price per Share/Unit (average price)
9/17/2012	1,000	$12.95
9/24/2012	1,100	$12.11
10/3/2012	14,600	$12.41
10/4/2012	3,000	$12.38
10/5/2012	2,000	$12.18
10/5/2012	50,000	$12.15
10/10/2012	3,910	$12.20
10/15/2012	5,700	$12.47
10/19/2012	10,200	$12.16
10/23/2012	2,700	$12.03
11/7/2012	3,000	$11.92
11/8/2012	5,000	$11.35

d.	Please see (a) above.

e.	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits.

99.1	Joint Filing Agreement, dated as of November 13, 2012, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2012

/s/ Joseph R. Huber

Joseph R. Huber

HUBER CAPITAL MANAGEMENT, LLC

By:  /s/ Joseph R. Huber

Joseph R. Huber

Managing Member